Tidal Trust I 485BPOS

Exhibit 99(i)(xxxix)

May 26, 2026

Tidal Trust I

234 West Florida Street, Suite 700

Milwaukee, Wisconsin 53204

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated February 11, 2022 regarding the sale of an unlimited number of shares of beneficial interest of the Residential REIT ETF (formerly, the Residential REIT Income ETF and the Home Appreciation U.S. REIT ETF), a series of Tidal Trust I (the “Trust”), and our opinion dated June 2, 2023 regarding the sale of an unlimited number of shares of beneficial interest of the Intelligent Real Estate ETF (formerly, the Private Real Estate Strategy via Liquid REITs ETF), a series of the Trust. In giving this consent, however, we do not admit that we are experts within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.